Exhibit 2.10

CONSTELLATION SOFTWARE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2014 and with our Annual Consolidated Financial statements for the year ended December 31, 2013, which we prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risks and Uncertainties”.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages may not reconcile due to rounding.

Additional information about Constellation Software Inc. (the “Company” or “Constellation”), including our most recently filed Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Forward Looking Statements

Certain statements in this report may contain “forward looking” statements that involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A, July 31, 2014. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under “Risks and Uncertainties”. Although the forward looking statements contained in this MD&A are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this MD&A and the Company assumes no obligation, except as required by law, to update any forward looking statements to reflect new events or circumstances. This report should be viewed in conjunction with the Company’s other publicly available filings, copies of which can be obtained electronically on SEDAR at www.sedar.com.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITA, Adjusted EBITA margin, Adjusted net income and Adjusted net income margin.

The term “Adjusted EBITA” refers to net income before adjusting for finance and other income, finance costs, income taxes, share in net income or loss of equity investees, impairment of non-financial assets, amortization, and foreign exchange gain or loss. The Company believes that Adjusted EBITA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration intangible asset amortization and the other items listed above. “Adjusted EBITA margin” refers to the percentage that Adjusted EBITA for any period represents as a portion of total revenue for that period. Prior to December 2013, the Company had reported “Adjusted EBITDA” in its MD&A. Adjusted EBITDA refers to Adjusted EBITA as defined above then further excludes depreciation. The Company uses depreciation as a proxy for the cash flows used to purchase property and equipment required to support the Company’s main business activities. As such, the Company believes Adjusted EBITA is a more useful measure then Adjusted EBITDA.

“Adjusted net income” means net income adjusted for non-cash expenses (income) such as amortization of intangible assets, deferred income taxes, and certain other expenses (income). The Company believes that Adjusted net income is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration amortization of intangible assets, deferred income taxes, and certain other non-cash expenses (income) incurred or recognized by the Company from time to time. “Adjusted net income margin” refers to the percentage that Adjusted net income for any period represents as a portion of total revenue for that period.

Adjusted EBITA and Adjusted net income are not recognized measures under IFRS and, accordingly, readers are cautioned that Adjusted EBITA and Adjusted net income should not be construed as alternatives to net income determined in accordance with IFRS. The Company’s method of calculating Adjusted EBITA and Adjusted net income may differ from other issuers and, accordingly, Adjusted EBITA and Adjusted net income may not be comparable to similar measures presented by other issuers. See “Results of Operations —Adjusted EBITA” and “— Adjusted net income” for a reconciliation of Adjusted EBITA and Adjusted net income to Net income.

Overview

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular markets. Our focus on acquiring businesses with growth potential, managing them well and then building them, has allowed us to generate significant cash flows and revenue growth during the past several years.

Our revenue consists primarily of software license fees, maintenance and other recurring fees, professional service fees and hardware sales. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under multiple-year or perpetual arrangements in which the fair value of maintenance and/or professional service fees are determinable, where applicable. Maintenance and other recurring revenue primarily consists of fees charged for customer support on our software products post-delivery and also includes, to a lesser extent, recurring fees derived from software as a service, subscriptions, combined software/support contracts, transaction-related revenues, and hosted products. Maintenance and other recurring fee arrangements generally include ongoing customer support and rights to certain product updates “when and if available” and products sold on a subscription basis. Professional service revenue consists of fees charged for implementation and integration services, customized programming, product training and consulting. Hardware sales include the resale of third party hardware that forms part of our customer solutions, as well as sales of customized hardware assembled internally. Our customers typically purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity of each vary by customer and by product.

Expenses consist primarily of staff costs, the cost of hardware, third party licenses, maintenance and professional services to fulfill our customer arrangements, travel and occupancy costs and other general operating expenses.

Results of Operations

(In millions of dollars, except percentages and per share amounts)

	Three months				Six months
	ended		Period-Over-		ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2014	2013	$	%	2014	2013	$	%
	(Unaudited)				(Unaudited)

Revenue	415.9	298.2	117.7	39%	810.8	554.6	256.2	46%

Expenses	334.8	238.9	95.9	40%	666.8	455.0	211.9	47%

Adjusted EBITA	81.1	59.3	21.8	37%	143.9	99.7	44.3	44%
Adjusted EBITA margin	20%	20%			18%	18%

Amortization of intangible assets	44.0	29.8	14.2	48%	86.8	56.3	30.5	54%
Foreign exchange (gain) loss	2.2	0.4	1.8	503%	2.3	2.1	0.2	10%
Share in net (income) loss of equity investees	(0.4)	(0.0)	(0.4)	NM	(0.5)	(0.4)	(0.2)	50%
Finance and other income	(1.4)	(0.0)	(1.4)	NM	(1.9)	(0.5)	(1.4)	271%
Finance costs	3.5	2.2	1.4	64%	6.8	3.3	3.6	109%

Income before income taxes	33.2	27.0	6.2	23%	50.4	38.9	11.5	30%

Income taxes expense (recovery)
Current income tax expense (recovery)	12.2	6.7	5.5	82%	18.8	11.7	7.1	61%
Deferred income tax expense (recovery)	(1.9)	1.1	(3.0)	NM	(0.3)	(1.2)	0.9	-76%

Income tax expense (recovery)	10.3	7.8	2.5	32%	18.5	10.4	8.1	77%

Net income	23.0	19.2	3.7	19%	31.9	28.4	3.4	12%

Adjusted net income	65.0	50.1	14.9	30%	118.4	83.5	34.9	42%
Adjusted net income margin	16%	17%			15%	15%

Weighted average number of shares outstanding (000’s)
Basic and diluted	21,192	21,192			21,192	21,192

Net income per share
Basic and diluted	$1.08	$0.91	$0.18	19%	$1.50	$1.34	$0.16	12%

Adjusted EBITA per share
Basic and diluted	$3.83	$2.80	$1.03	37%	$6.79	$4.70	$2.09	44%

Adjusted net income per share
Basic and diluted	$3.07	$2.36	$0.70	30%	$5.58	$3.94	$1.65	42%

Cash dividends declared per share
Basic and diluted	$1.00	$1.00	$—	0%	$2.00	$2.00	$—	0%

NM - Not meaningful

Comparison of the three and six month periods ended June 30, 2014 and 2013

Revenue:

Total revenue for the quarter ended June 30, 2014 was $415.9 million, an increase of 39%, or $117.7 million, compared to $298.2 million for the comparable period in 2013. For the first 6 months of 2014 total revenues were $810.8 million, an increase of 46%, or $256.2 million, compared to $554.6 million for the comparable period in 2013. The increase for both the three and six month periods compared to the same periods in the prior year is mainly attributable to growth from acquisitions, however, the Company did experience positive organic growth of 5% and 6%, respectively. For acquired companies, organic growth is calculated as the difference between actual revenues achieved by each company in the financial period following acquisition compared to the revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation. During the quarter ended June 30, 2013, a contract that was previously accounted for on a zero margin basis due to uncertainty regarding profitability was completed, resulting in the recognition of previously deferred profit margin as part of professional services revenue in the amount of $5 million. Excluding this amount from the 2013 results, organic growth would have been 6% and 7% for the three and six month periods ended June 30, 2014, respectively. We currently have no other material contracts accounted for on a zero margin basis.

The following table displays the breakdown of our revenue according to revenue type:

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)

Licenses	30.4	24.1	6.3	26%	56.8	44.7	12.1	27%
Professional services	99.4	67.0	32.4	48%	191.2	122.1	69.1	57%
Hardware and other	35.1	29.5	5.6	19%	68.8	55.3	13.6	25%
Maintenance and other recurring	251.2	177.7	73.5	41%	493.9	332.6	161.4	49%

	415.9	298.2	117.7	39%	810.8	554.6	256.2	46%

$M - Millions of dollars

We aggregate our business into two distinct segments for financial reporting purposes: (i) the public sector reportable segment, which includes business units focused primarily on government and government-related customers, and (ii) the private sector reportable segment, which includes business units focused primarily on commercial customers.

The following table displays our revenue by reportable segment and the percentage change for the three and six months ended June 30, 2014 compared to the same periods in 2013:

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Public Sector
Licenses	21.0	15.2	5.8	39%	37.2	27.9	9.3	33%
Professional services	81.5	52.0	29.5	57%	156.7	94.2	62.5	66%
Hardware and other	29.8	25.1	4.7	19%	58.4	47.2	11.2	24%
Maintenance and other recurring	161.4	103.5	57.9	56%	319.2	197.3	121.8	62%

	293.7	195.7	98.0	50%	571.5	366.6	204.9	56%

Private Sector
Licenses	9.4	8.9	0.5	5%	19.6	16.8	2.8	17%
Professional services	17.8	14.9	2.9	19%	34.5	27.9	6.6	24%
Hardware and other	5.3	4.4	0.9	21%	10.5	8.1	2.4	29%
Maintenance and other recurring	89.8	74.2	15.6	21%	174.8	135.2	39.5	29%

	122.2	102.5	19.8	19%	239.3	188.0	51.3	27%

Comparative figures have been reclassified to conform to the current year’s presentation.

Public Sector

For the quarter ended June 30, 2014, total revenue in the public sector reportable segment increased 50%, or $98.0 million to $293.7 million, compared to $195.7 million for the quarter ended June 30, 2013. For the six months ended June 30, 2014, total revenue increased by 56%, or $204.9 million to $571.5 million, compared to $366.6 million for the comparable period in 2013. Total revenue growth from acquired businesses contributed approximately $90 million to our Q2 2014 revenues and $184 million to our six months ended June 30, 2014 revenues compared to the same periods in 2013, as we completed 25 acquisitions since the beginning of 2013. Organic revenue growth was 4% in Q2 2014 and 6% for the six months ended June 30, 2014 compared to the same periods in 2013. As mentioned above, during the quarter ended June 30, 2013, a contract that was previously accounted for on a zero margin basis due to uncertainty regarding profitability was completed, resulting in the recognition of previously deferred profit margin as part of professional services revenue in the amount of $5 million. Excluding this amount from the 2013 results, organic growth would have been 7% for both the three and six month periods ended June 30, 2014.

Private Sector

For the quarter ended June 30, 2014, total revenue in the private sector reportable segment increased 19%, or $19.8 million to $122.2 million, compared to $102.5 million for the quarter ended June 30, 2013. For the six months ended June 30, 2014, total revenue increased by 27%, or $51.3 million to $239.3 million, compared to $188.0 million for the comparable period in 2013. Total revenue growth from acquired businesses contributed approximately $15 million to our Q2 2014 revenues and $41 million to our six months ended June 30, 2014 revenues compared to the same periods in 2013, as we completed 16 acquisitions since the beginning of 2013. Organic revenue growth was 5% in Q2 2014 and 6% for the six months ended June 30, 2014 compared to the same periods in 2013.

Expenses:

The following table displays the breakdown of our expenses:

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)
Expenses
Staff	224.4	158.2	66.2	42%	450.1	306.3	143.8	47%
Hardware	19.8	16.2	3.5	22%	38.5	32.3	6.2	19%
Third party license, maintenance and professional services	38.2	25.8	12.4	48%	73.5	44.3	29.2	66%
Occupancy	10.2	6.7	3.5	52%	20.2	13.3	6.9	52%
Travel	12.5	11.1	1.4	13%	24.0	20.6	3.3	16%
Telecommunications	4.2	3.3	0.8	25%	8.1	6.4	1.7	26%
Supplies	9.2	5.0	4.2	84%	17.9	9.6	8.3	86%
Professional fees	5.2	3.8	1.5	39%	10.3	7.2	3.0	42%
Other, net	7.1	6.3	0.8	12%	16.2	10.3	5.9	58%
Depreciation	4.1	2.4	1.7	69%	8.2	4.6	3.5	77%

	334.8	238.9	95.9	40%	666.8	455.0	211.9	47%

Overall expenses for the quarter ended June 30, 2014 increased 40%, or $95.9 million to $334.8 million, compared to $238.9 million during the same period in 2013. As a percentage of total revenue, expenses remained consistent at 80% for both the quarters ended June 30, 2014 and June 30, 2013. During the six months ended June 30, 2014, expenses increased 47%, or $211.9 million to $666.8 million, compared to $455.0 million during the same period in 2013. As a percentage of total revenue, expenses remained consistent at 82% for both the six months ended June 30, 2014 and 2013. Our average employee headcount grew 40% in 2014 from 6,105 for the quarter ended June 30, 2013 to 8,527 for the quarter ended June 30, 2014 primarily due to acquisitions.

Staff expense – Staff expenses increased 42% or $66.2 million for the quarter ended June 30, 2014 and 47% or $143.8 million for the six months ended June 30, 2014 over the same periods in 2013. Staff expense can be broken down into five key operating departments: Professional Services, Maintenance, Research and Development, Sales and Marketing, and General and Administrative. Professional Services staff expenses include personnel and related costs associated with our delivery of professional services. Maintenance staff expenses include personnel and related costs associated with providing maintenance services on the products we sell. Research and Development staff expenses include personnel and related costs associated with our research and development efforts. Sales and Marketing staff expenses consist primarily of the personnel and related costs associated with our sales and marketing functions. General and Administrative staff expenses consist primarily of the personnel and related costs associated with the administration of the business. The table below compares the period over period variances.

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)

Professional services	56.1	36.6	19.4	53%	113.9	71.2	42.7	60%
Maintenance	39.5	30.1	9.5	31%	78.8	58.9	19.9	34%
Research and development	63.9	42.2	21.7	52%	127.8	81.2	46.6	57%
Sales and marketing	29.6	23.4	6.2	27%	58.8	44.6	14.2	32%
General and administration	35.3	26.0	9.3	36%	70.8	50.4	20.4	40%

	224.4	158.2	66.2	42%	450.1	306.3	143.8	47%

The increase in staff expenses across all of our operating departments was primarily due to the growth in the number of employees compared to the same periods in 2013 primarily due to acquisitions. In addition, severance of approximately $1.5 million and $5.0 million for the three and six months ended June 30, 2014 respectively, relating to a transformation program at Total Specific Solutions (TSS) B.V. (“TSS”) was also expensed. We do not expect severance for the second half of 2014 to be any less than what was incurred in the first six months of 2014. The TSS acquisition made in December 2013, has a proportionately higher number of professional services headcount and related revenue than our typical VMS businesses, which is contributing to the disproportionate increase to the expense in that department. Also, TSS currently has a greater proportion of headcount dedicated to research and development than our other VMS businesses.

Hardware expenses – Hardware expenses increased 22% or $3.5 million for the quarter ended June 30, 2014 and 19% or $6.2 million for the six months ended June 30, 2014 over the same periods in 2013. Hardware margins for the three and six months ended June 30, 2014 were both 44% as compared to 45% and 42% respectively, for the same periods in 2013. The increase is primarily due to strong sales by businesses in our public transit operators vertical.

Third party license, maintenance and professional services expenses – Third party license, maintenance and professional services expenses increased 48% or $12.4 million for the quarter ended June 30, 2014 and 66% or $29.2 million for the six months ended June 30, 2014 over the same periods in 2013. The increase is primarily due to an increase in maintenance and other recurring revenue for the three and six months ended June 30, 2014 compared to the same period in 2013. Expenses for the six month period ended June 30, 2014 have increased at a rate in excess of the growth in revenue as a result of the payment processing activities associated with the Club Solutions acquisition which closed on March 14, 2013. This business is highly dependent on the provision of services by third party payment processors.

Occupancy expenses – Occupancy expenses increased 52% or $3.5 million for the quarter ended June 30, 2014 and 52% or $6.9 million for the six months ended June 30, 2014 over the same periods in 2013. The increase in occupancy expenses for both periods is primarily due to the occupancy expenses of acquired businesses.

Travel, Telecommunications and Supplies expenses – Travel, Telecommunications and Supplies expenses increased 33% or $6.4 million for the quarter ended June 30, 2014 and 36% or $13.2 million for the six months ended June 30, 2014 over the same periods in 2013. The increase in these expenses is primarily due to expenses incurred by acquired businesses.

Professional fees – Professional fees increased 39% or $1.5 million for the quarter ended June 30, 2014 and 42% or $3.0 million for the six months ended June 30, 2014 over the same periods in 2013. The increase in professional fees is primarily due to expenses incurred by acquired businesses.

Other, net – Other expenses increased 12% or $0.8 million for the quarter ended June 30, 2014 and 58% or $5.9 million for the six months ended June 30, 2014 over the same periods in 2013. The following table provides a further breakdown of expenses within this category.

	Three months ended		Period-Over-Period		Six months ended		Period-Over-Period
	June 30,		Change		June 30,		Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)

Advertising and promotion	5.3	3.8	1.5	39%	10.1	6.4	3.6	57%
Recruitment and training	2.1	1.2	0.9	76%	4.2	2.4	1.8	74%
Bad debt expense	0.5	1.1	(0.6)	-57%	1.6	1.2	0.3	28%
R&D tax credits	(3.0)	(1.0)	(2.0)	199%	(4.6)	(2.0)	(2.6)	125%
Contingent consideration	0.3	(0.0)	0.3	NM	0.3	(0.0)	0.3	NM
Other expense, net	2.0	1.2	0.7	59%	4.7	2.3	2.4	106%

	7.1	6.3	0.8	12%	16.2	10.3	5.9	58%

Advertising and promotion, and recruitment and training costs increased primarily due to expenses incurred by acquired businesses. The period over period percentage increases exceed the growth in revenue due to a disproportionate level of spending at TSS. The fluctuations in bad debt expense relate to the timing of adjustments made to provisions for uncollectable accounts receivable. In 2013 we formalized a process of filing R&D tax credits in Australia. As tax assessments are completed by the Australian tax authorities, the tax credits have been recorded in our 2014 results and explain the majority of the movements in the account balance. The movement in contingent consideration expenses relate to the adjustment to expected earnout payments associated with acquisitions. The expected earnout payments have increased as a result of improvements to revenue forecasts for the associated acquisitions. The increase in other expenses for the quarter ended June 30, 2014 is mainly caused by expenses incurred by acquired businesses. The increase for the six months ended June 30, 2014 is further impacted by a $0.6 million adjustment in Q1 2013 which reversed a deferred revenue liability set up as part of the initial accounting for an acquisition made in 2011. No such adjustment was required during the six months ended June 30, 2014.

Depreciation – Depreciation of property and equipment increased 69% or $1.7 million for the quarter ended June 30, 2014 and 77% or $3.5 million for the six months ended June 30, 2014 over the same periods in 2013. The increase in depreciation expense is primarily attributable to an increase in the carrying amount of our property and equipment asset balance over the twelve month period ended June 30, 2014 as a result of acquisitions completed during this period.

Other Income and Expenses:

The following tables display the breakdown of our other income and expenses:

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2014	2013	$	%	2014	2013	$	%
	($M, except percentages)				($M, except percentages)

Amortization of intangible assets	44.0	29.8	14.2	48%	86.8	56.3	30.5	54%
Foreign exchange (gain) loss	2.2	0.4	1.8	503%	2.3	2.1	0.2	10%
Share in net (income) loss of equity investees	(0.4)	(0.0)	(0.4)	NM	(0.5)	(0.4)	(0.2)	50%
Finance and other income	(1.4)	(0.0)	(1.4)	NM	(1.9)	(0.5)	(1.4)	271%
Finance costs	3.5	2.2	1.4	64%	6.8	3.3	3.6	109%
Income tax expense (recovery)	10.3	7.8	2.5	32%	18.5	10.4	8.1	77%

	58.2	40.1	18.1	45%	112.1	71.2	40.9	57%

NM - Not meaningful

Amortization of intangible assets – Amortization of intangible assets increased 48% or $14.2 million for the quarter ended June 30, 2014 and 54% or $30.5 million for the six months ended June 30, 2014 over the same periods in 2013. The increase in amortization expense is attributable to an increase in the carrying amount of our intangible asset balance over the twelve month period ended June 30, 2014 as a result of acquisitions completed during this period.

Foreign exchange – Most of our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. For the quarter ended June 30, 2014, we realized a foreign exchange loss of $2.2 million compared to a loss of $0.4 million for the quarter ended June 30, 2013. For the six months ended June 30, 2014 the foreign exchange loss was $2.3 million compared to a foreign exchange loss of $2.1 million for the same period in 2013. The foreign exchange gains and losses are due to realized gains and losses on the settlement of certain non-US denominated liabilities and due to holding, or unrealized, losses on certain non-US denominated liabilities.

Share in net (income) loss of equity investees – Share in the net (income) loss of equity investees was income of $0.4 million and income of $0.5 million for the three and six months ended June 30, 2014 respectively, compared to income of $0.01 million and income of $0.4 million for the same periods in 2013.

Finance and other income – Finance and other income for the quarter ended June 30, 2014 was $1.4 million compared to $0.01 million for the quarter ended June 30, 2013. During the six months ended June 30, 2014, finance and other income was $1.9 million compared to $0.5 million for the same period in 2013. The increase in finance and other income for the three and six months ended June 30, 2014 is primarily due to a $1 million adjustment made relating to the acquired net tangible assets of an acquisition which closed in January 2013. A similar adjustment was not made in the comparable period in 2013.

Finance costs – Finance costs for the quarter ended June 30, 2014 increased $1.4 million to $3.5 million, compared to $2.2 million for the quarter ended June 30, 2013. During the six months ended June 30, 2014, finance costs increased $3.6 million to $6.8 million, from $3.3 million over the same period in 2013. The increase in finance costs primarily relates to increased interest expense on our credit facilities resulting from increased average borrowings in 2014 compared to 2013.

Income taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the quarter ended June 30, 2014, income tax expense increased $2.5 million to $10.3 million compared to $7.8 million for the quarter ended June 30, 2013. During the six months ended June 30, 2014, income tax expense increased $8.1 million to $18.5 million compared to $10.4 million for the same period in 2013. The current income tax expense increase of $5.5 million and $7.1 million for the three and six months ended June 30, 2014 respectively, primarily relates to the increase in profitability, but is further impacted by the treatment of R&D tax credits in Australia. R&D expenses utilized to support R&D tax credit claims become non-deductible for income tax purposes and as such current income tax expense will increase in periods where Australian R&D tax credit claims are recorded. The deferred income tax expense decrease of $3.0 million for the quarter ended June 30, 2014 and increase of $0.9 million for the six months ended June 30, 2014, relates to various items including changes in recognition of certain deferred income tax assets, and withholding taxes expected to be incurred on planned intra-company dividends.

Net Income and Earnings per Share:

Net income for the quarter ended June 30, 2014 was $23.0 million compared to net income of $19.2 million for the same period in 2013. On a per share basis this translated into a net income per diluted share of $1.08 in the quarter ended June 30, 2014 compared to net income per diluted share of $0.91 in the quarter ended June 30, 2013. For the six months ended June 30, 2014, net income was $31.9 million or $1.50 per diluted share compared to $28.4 million or $1.34 per diluted share for the same period in 2013. There were no changes in the number of shares outstanding.

Adjusted EBITA:

For the quarter ended June 30, 2014, Adjusted EBITA increased to $81.1 million compared to $59.3 million in the quarter ended June 30, 2013 representing an increase of 37%. Adjusted EBITA margin was 20% for both the quarters ended June 30, 2014 and June 30, 2013. For the first six months of 2014, Adjusted EBITA increased to $143.9 million compared to $99.7 million during the same period in 2013, representing an increase of 44%. Adjusted EBITA margin was 18% in the first six months of 2014 and 2013. A general improvement in EBITA margins across business units was offset by low EBITA margins realized by TSS. TSS generated EBITA margins of 10% and 7% for the three and six months ended June 30, 2014 respectively. See “Non-IFRS Measures” for a description of Adjusted EBITA and Adjusted EBITA margin.

The following table reconciles Adjusted EBITA to net income:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	($M, except percentages)		($M, except percentages)

Total revenue	415.9	298.2	810.8	554.6

Net income	23.0	19.2	31.9	28.4
Adjusted for:
Income tax expense (recovery)	10.3	7.8	18.5	10.4
Foreign exchange (gain) loss	2.2	0.4	2.3	2.1
Share in net (income) loss of equity investees	(0.4)	(0.0)	(0.5)	(0.4)
Finance and other income	(1.4)	(0.0)	(1.9)	(0.5)
Finance costs	3.5	2.2	6.8	3.3
Amortization of intangible assets	44.0	29.8	86.8	56.3

Adjusted EBITA	81.1	59.3	143.9	99.7
Adjusted EBITA margin	20%	20%	18%	18%

Adjusted net income:

For the quarter ended June 30, 2014, Adjusted net income increased to $65.0 million from $50.1 million for the quarter ended June 30, 2013, representing an increase of 30%. Adjusted net income margin was 16% for the quarter ended June 30, 2014, compared to 17% for the quarter ended June 30, 2013. For the first six months of 2014, Adjusted net income increased to $118.4 million from $83.5 million during the same period in 2013, representing an increase of 42%. Adjusted net income margin was 15% in the first six months of 2014 and 2013. A general improvement in Adjusted net income margins across business units was offset by low Adjusted net income margins realized by TSS. TSS generated Adjusted net income margins of 6% and 4% for the three and six months ended June 30, 2014 respectively. See “Non-IFRS Measures” for a description of Adjusted net income and Adjusted net income margin.

The following table reconciles Adjusted net income to net income:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	($M, except percentages)		($M, except percentages)

Total revenue	415.9	298.2	810.8	554.6

Net income	23.0	19.2	31.9	28.4
Adjusted for:
Amortization of intangible assets	44.0	29.8	86.8	56.3
Deferred income tax expense (recovery)	(1.9)	1.1	(0.3)	(1.2)

Adjusted net income	65.0	50.1	118.4	83.5
Adjusted net income margin	16%	17%	15%	15%

Quarterly Results (unaudited)

	Quarter Ended
	Sep. 30 2012	Dec. 31 2012	Mar. 31 2013	Jun. 30 2013	Sep. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014
	($M, except per share amounts)

Revenue	226.0	261.0	256.4	298.2	315.9	340.3	394.8	415.9
Net Income (loss)	21.1	40.1	9.2	19.2	22.2	42.5	8.9	23.0
Adjusted Net Income	42.1	62.3	33.3	50.1	54.1	69.2	53.3	65.0

Net Income (loss) per share
Basic & diluted	0.99	1.89	0.43	0.91	1.05	2.00	0.42	1.08

Adjusted Net Income (loss) per share
Basic & diluted	1.99	2.94	1.57	2.36	2.55	3.26	2.52	3.07

We experience seasonality in our operating results in that Adjusted Net Income margins in the first quarter of every year are typically lower than margins achieved in the second, third and fourth quarters. The key drivers for the lower margins are increased payroll tax costs associated with our annual bonus payments that are made in the month of March, and the fact that historically there has been a consistent focus at year end to complete sales implementation projects which generally translates into increased professional services revenue in the fourth quarter and decreased professional services in the first quarter. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions, acquired contract liabilities, bargain purchase gains and gains or losses on the sale of financial and other assets.

Acquisition of Total Specific Solutions (TSS) B.V. (“TSS”)

On December 31, 2013, the Company acquired 100% of the shares of TSS for aggregate cash consideration of approximately $342 million (€248 million). The tables below provide certain supplemental income statement and cash flow information of TSS for the three and six months ended June 30, 2014. TSS is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of TSS.

($M, except percentages)
	For the three months ended June 30, 2014			For the six months ended June 30, 2014
(Unaudited)	Constellation Software Inc. (excluding TSS)	TSS	Consolidated	Constellation Software Inc. (excluding TSS)	TSS	Consolidated

Revenue
Licenses	$28.4	$1.9	$30.3	$53.2	$3.6	$56.8
Professional services	78.6	20.8	99.4	148.7	42.5	191.2
Hardware and other	34.9	0.2	35.1	68.2	0.6	68.8
Maintenance and other recurring	216.8	34.4	251.2	425.4	68.6	493.9

	358.6	57.4	415.9	695.5	115.3	810.8

Expenses	283	52	335	560.1	106.8	666.8

Adjusted EBITA	75.5	5.6	81.1	135.3	8.6	143.9
Adjusted EBITA margin	21%	10%	20%	19%	7%	18%

Net Income	$27.6	$(4.6)	$23.0	$43.2	$(11.3)	$31.9

Cash flows from operating activities:
Net income	$27.6	$(4.6)	$23.0	$43.2	$(11.3)	$31.9
Adjustments to reconcile net income to net cash flows from operations, including taxes paid:	39.6	9.9	49.5	81.8	20.4	102.2

Change in non-cash operating working capital	(12.8)	(15.6)	(28.4)	(22.1)	31.6	9.5

Cash flows from operating activities	$54.4	$(10.3)	$44.1	$102.9	$40.7	$143.6

($M, except percentages)
	For the three months ended June 30, 2014			For the six months ended June 30, 2014
(Unaudited)	Constellation Software Inc. (excluding TSS)	TSS	Consolidated	Constellation Software Inc. (excluding TSS)	TSS	Consolidated

Total revenue	$358.6	$57.4	$415.9	$695.5	$115.3	$810.8

Net income	27.6	(4.6)	23.0	43.2	(11.3)	31.9
Adjusted for:
Income tax expense	12.2	(1.9)	10.3	22.4	(3.9)	18.5
Other expenses (income)	1.9	2.0	3.9	3.1	3.7	6.8
Amortization of intangible assets	34.0	10.0	44.0	66.7	20.1	86.8

Adjusted EBITA	75.5	5.6	81.1	135.3	8.6	143.9
Adjusted EBITA margin	21%	10%	20%	19%	7%	18%

($M, except percentages)
	For the three months ended June 30, 2014			For the six months ended June 30, 2014
(Unaudited)	Constellation Software Inc. (excluding TSS)	TSS	Consolidated	Constellation Software Inc. (excluding TSS)	TSS	Consolidated

Total revenue	$358.5	$57.4	$415.9	$695.5	$115.3	$810.8

Net income	27.6	(4.6)	23.0	43.2	(11.3)	31.9
Adjusted for:
Amortization of intangible assets	34.0	10.0	44.0	66.7	20.1	86.8
Deferred income tax expense (recovery)	0.3	(2.2)	(1.9)	4.0	(4.3)	(0.3)

Adjusted net income	61.7	3.3	65.0	113.9	4.5	118.4
Adjusted net income margin	17%	6%	16%	16%	4%	15%

Acquisition of certain software assets and liabilities from MAXIMUS Inc.

On September 30, 2008, Constellation acquired certain assets and liabilities of Maximus Inc.’s Asset, Justice, and Education Solutions businesses (“MAJES”) including certain long-term contracts that contained contingent liabilities that the Company believed were unlikely to exceed $16 million in the aggregate. The contingent liabilities related to liquidated damages contractually available to customers for breaches of contracts by MAJES and for estimated damages available to customers for breaches of such contracts by MAJES where such contracts did not contain specified penalties. The contingent liabilities represent the difference between the maximum financial liabilities potentially due to customers less the amounts accrued in connection with the contracts assumed on acquisition. Beginning in February 2011, MAXIMUS Inc. (“Maximus”) and a subsidiary of Constellation, as a result of receiving a letter from a customer, initiated the dispute resolution process under the customer’s contract. The customer alleged that the subsidiary of Constellation and Maximus failed to provide the services and products required to be delivered under the contract. In December 2012, the subsidiary of Constellation obtained a favorable arbitration ruling in the amount of $10 million which was subsequently reduced in July 2013 to $6 million by a court judgment. The July 2013 court ruling also resolved an additional claim filed by the customer alleging no contract existed between the parties. In September 2013 the customer initiated the appeals process in relation to the July 2013 court ruling. The gains based on this ruling have been deemed to be contingent in nature and, accordingly, have not been recognized in the condensed consolidated interim financial statements. The contract with the customer has a $9 million limitation of liability clause that the Company believes applies to all claims.

Liquidity

Our net borrowings (bank indebtedness excluding capitalized transaction costs less cash) decreased by $54.5 million to $346.1 million in the six months ended June 30, 2014 resulting from cash flows from operations exceeding capital deployed on acquisitions. The amount drawn on our credit facilities decreased by $31.2 million to $447.4 million at June 30, 2014 from $478.6 million at the end of 2013, and cash increased by $23.3 million to $101.3 million at June 30, 2014 compared to $78.0 million at December 31, 2013.

Total assets decreased $8.1 million, from $1,537.7 million at December 31, 2013 to $1,529.6 million at June 30, 2014. The decrease is primarily due to an increase in cash of $23.3 million, an increase in work in process of $9.4 million mainly due to acquisitions, offset by a decrease in intangible assets of $44.9 relating to the amortization of intangible assets for accounting purposes. At June 30, 2014 TSS held a cash balance of $56.6 million. As explained in the “Capital Resources and Commitments” section below, there are limitations on TSS’ ability to distribute funds to Constellation’s corporate head office.

Current liabilities decreased $165.1 million, from $1,108.9 million at December 31, 2013 to $943.8 million at June 30, 2014. The decrease is primarily due to a decrease in current bank indebtedness of $206.6 million primarily relating to repayments of $29.5 million and the reclassification of bank indebtedness in the amount of $169.0 million to non-current liabilities as a result of the refinancing which is explained in the “Capital Resources and Commitments” section below. Also contributing to the decrease was a decrease in accounts payable and accrued liabilities of $25.9 million primarily resulting from the payment of the 2013 accrued bonus during the six months ended June 30, 2014. Offsetting the decreases was an increase in deferred revenue of $69.2 million mainly due to acquisitions and the timing of maintenance and other billings versus performance and delivery under those customer arrangements. The Company has elected to present the amounts drawn under its revolving facility of $124.1 million as a current liability notwithstanding that the amounts are not due to be repaid until February 2016 on the basis that it is expected to be repaid by the Company using cash flows from operations generated in the following year.

Net Changes in Cash Flows

(in $M’s)

	Six months ended June 30, 2014	Six months ended June 30, 2013

Net cash provided by operating activities	143.6	51.9
Net cash from (used in) financing activities	(82.3)	95.7

Net cash from (used in) acquisition activities	(29.9)	(155.7)
Net cash from (used in) other investing activities	(7.9)	0.2

Net cash from (used in) investing activities	(37.8)	(155.5)

Effect of foreign currency	(0.1)	(1.1)

Net increase (decrease) in cash and cash equivalents	23.3	(8.9)

The net cash flows from operating activities were $143.6 million for the six months ended June 30, 2014. The $143.6 million provided by operating activities resulted from $31.9 million in net income, plus $120.3 million of non-cash adjustments to net income, $9.5 million of cash generated by a decrease in our non-cash operating working capital, offset by $17.6 million in taxes paid.

The net cash flows used in financing activities in the six months ended June 30, 2014 was $82.3 million, which is mainly a result of dividends paid in the period of $42.4 million and a decrease in bank indebtedness of $29.5 million.

The net cash flows used in investing activities in the six months ended June 30, 2014 was $37.8 million. The cash used in investing activities was primarily due to acquisitions for an aggregate of $29.9 million (including payments for holdbacks relating to prior acquisitions).

We believe we have sufficient cash and available credit capacity to continue to operate for the foreseeable future. Generally our VMS businesses operate with negative working capital as a result of the collection of maintenance payments and other revenues in advance of the performance of the related services. As such, management anticipates that it can continue to grow the business organically without any additional funding. If we continue to acquire VMS businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

Capital Resources and Commitments

On March 13, 2012, we entered into a new revolving credit facility with a syndicate of Canadian chartered banks and U.S. banks in the amount of $300 million. The revolving credit facility bears a variable interest rate and is due in full on February 29, 2016 with no fixed repayments required over the term to maturity. Interest rates are calculated at prime or LIBOR plus interest rate spreads based on a leverage table. The credit facility is collateralized by substantially all of our assets including the assets of the majority of our material subsidiaries. The credit facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. Certain other subsidiaries also guarantee this facility. The facility is available for acquisitions, working capital needs, and other general corporate purposes and for the needs of our subsidiaries until 2016. As at June 30, 2014, we had drawn $124.1 million on this facility, and letters of credit totaling $14.3 million were issued, which limits the borrowing capacity on a dollar-for-dollar basis. Transaction costs associated with this facility have been included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at June 30, 2014, the carrying amount of such costs relating to this facility and Constellation’s term facility described below totalling $0.9 million has been classified as part of bank indebtedness in the statement of financial position.

On December 6, 2013, we amended our credit facility to facilitate the acquisition of TSS. A new one year $350 million term facility was added solely for the purposes of funding the TSS acquisition and related expenses (the “TSS Acquisition Facility”).

On June 24, 2014 Constellation Software Netherlands Holding Cooperatief U.A. (“CNH”), a subsidiary of Constellation and the indirect owner of 100% of TSS, entered into a €150 million (approximately $205 million) term and €10 million (approximately $14 million) multicurrency revolving credit facility (the “CNH Facility”) with a number of European and North American financial institutions. The CNH Facility bears interest at a rate calculated at EURIBOR plus interest rate spreads based on a leverage table. The CNH Facility is collateralized by substantially all of the assets owned by CNH and its subsidiaries which includes substantially all of the assets of TSS and its subsidiaries. The CNH Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. On June 24, 2014, €130 million (approximately $177 million) was drawn on the term component of the CNH Facility and used to repay a portion of the TSS Acquisition Facility. €30 million must be repaid in instalments over the next six years, and €100 million is non-amortizing and due in seven years. The remaining €20 million term component of the CNH Facility remains undrawn. If drawn, principal must be repaid in five equal instalments starting on June 24, 2018. As at June 30, 2014 no amounts had been drawn on the €10 million multicurrency revolving component of the CNH Facility. The revolving component of the CNH Facility is available for acquisitions, working capital needs, and other general corporate purposes until June 24, 2020. Transaction costs associated with the CNH Facility have been included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at June 30, 2014, the carrying amount of such costs relating to this facility totalling $7 million (€5 million) has been classified as part of non-current bank indebtedness in the statement of financial position.

The CNH Facility and Constellation’s other credit facilities are independent of each other. The CNH Facility is not guaranteed by Constellation or its subsidiaries nor is Constellation or its subsidiaries subject to the terms of the CNH Facility other than, in each case, CNH and its subsidiaries. Similarly, CNH and its subsidiaries did not guarantee Constellation’s other credit facilities and are not subject to the provisions thereof. Constellation’s credit facilities impose limitations on the aggregate amount of investment that Constellation may make in CNH and its subsidiaries and the financial results of CNH and its subsidiaries are not included for the purposes of determining compliance by Constellation with the financial covenants in Constellation’s other credit facilities. The CNH Facility imposes limitations on the amount of distributions that CNH and its subsidiaries may make to Constellation.

On June 24, 2014, we further amended the Constellation credit facility to accommodate the CNH financing. The $350 million TSS Acquisition Facility was reduced to a $150 million term facility to reflect the payment received from the proceeds of the CNH Facility.

The TSS Acquisition Facility is non-amortizing, bears interest at a rate calculated at prime or LIBOR plus interest rate spreads based on a leverage table consistent with the spreads applicable to Constellation’s revolving credit facility, and matures on December 31, 2014. The TSS Acquisition Facility is subject to the existing security requirements of Constellation’s revolving credit facility, which includes security covering the majority of Constellation’s and its subsidiaries’ (other than CNH and its subsidiaries) present and future real and personal property, assets and undertakings, and is subject to various debt covenants. As at June 30, 2014 $145.9 million had been drawn from the TSS Acquisition Facility.

In accordance with the terms of the purchase and sale agreement for the TSS acquisition and preliminary agreed upon terms sheets, Constellation and the sellers of TSS are currently negotiating in good faith to reach agreement on a membership agreement pursuant to which the sellers and members of TSS’ executive management team could acquire a significant minority stake in CNH. Any proceeds from this transaction will be applied to repay the TSS Acquisition Facility.

On June 16, 2014 Constellation announced a rights offering pursuant to which the Company will distribute rights that will entitle holders of common shares of the Company on the applicable record date to purchase up to C$100 million aggregate principal amount of unsecured subordinated floating rate debentures of the Company. The net proceeds of the rights offering are expected to be applied against the TSS Acquisition Facility. The debentures will have a maturity date of March 31, 2040 (the “Maturity Date”). From and including the date of issue to but excluding March 31, 2015, the debentures will bear interest at a rate of 7.4% per annum. From and including March 31, 2015 to but excluding the Maturity Date, the interest rate applicable to the debentures will be reset on an annual basis on March 31 of each year, at a rate equal to the annual average percentage change in the All-items Consumer Price Index during the 12 month period ending on December 31 in the prior year (which amount may be positive or negative) plus 6.5%. Notwithstanding the foregoing, the interest rate applicable to the debentures will not be less than 0%. The debentures will be redeemable in certain circumstances at the option of the Company or the holder. Further details regarding the rights offering can be found in the preliminary short form prospectus of the Company dated June 13, 2014 which has been filed on SEDAR at www.sedar.com. Subject to receiving all necessary regulatory approvals, we intend to file the final prospectus on or about August 6, 2014.

Commitments include operating leases for office equipment and facilities, letters of credit and performance bonds issued on our behalf by financial institutions in connection with facility leases and contracts with public sector customers. Also, occasionally we structure some of our acquisitions with contingent consideration, or earn out obligations, based on the future performance of the acquired business. Aside from the aforementioned, we do not have any other business arrangements, derivative financial instruments, or any equity interests in non-consolidated entities that would have a significant effect on our assets and liabilities as at June 30, 2014.

Foreign Currency Exposure

We operate internationally and have foreign currency risks related to our revenue, operating expenses, assets and liabilities denominated in currencies other than the U.S. dollar. Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings. Our analysis related to the change in average exchange rates from 2013 to 2014 suggests that the impact to EBITA for the three and six months ended June 30, 2014 was not material. We cannot predict the effect of foreign exchange gains or losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition. The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. In entering into these forward exchange contracts, the Company is exposed to the credit risk of the counterparties to such contracts and the possibility that the counterparties will default on their payment obligations under these contracts. However, given that the counterparties are Schedule 1 banks or affiliates thereof, the Company believes these risks are not material. During the six months ended June 30, 2014, the Company did not purchase any contracts of this nature.

The following table provides an approximate breakdown of our revenue and expenses by currency, expressed as a percentage of total revenue and expenses, as applicable, for the three and six month periods ended June 30, 2014:

	Three Months Ended June 30, 2014		Six Months Ended June 30, 2014
Currencies	% of Revenue	% of Expenses	% of Revenue	% of Expenses
USD	56%	55%	56%	55%
CAD	9%	7%	9%	7%
GBP	8%	8%	8%	8%
EURO	20%	20%	20%	21%
CHF	2%	4%	2%	3%
Others	5%	6%	5%	6%

Total	100%	100%	100%	100%

Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements. Except for operating leases and letters of credit, all of our liabilities and commitments are reflected as part of our statement of financial position.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Recent Accounting Pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the quarter ended June 30, 2014, and have not been applied in preparing our consolidated financial statements. The relevant standards are listed below.

IFRS 9 Financial Instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2015.

Annual Improvements to IFRS

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards. Most of the amendments will apply prospectively for annual periods beginning on or after July 1, 2014. The Company intends to apply these amendments in its financial statements for the annual periods beginning on January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for fiscal years ending on or after December 15, 2016 and is available for early adoption. The standard contains a single model that applies to contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Share Capital

As at June 30, 2014, there were 21,191,530 common shares outstanding.

Risks and Uncertainties

The Company’s business is subject to a number of risk factors, including those set forth below and also those included in our most recently filed AIF. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Canada Revenue Agency Reassessment and Other Tax Uncertainties

In July 2012, a subsidiary of Constellation received a notice of reassessment for the 2004 taxation year from the Canadian tax authorities (“CRA”) which increased taxable income of the subsidiary by approximately $20 million relating to a gain on the sale of property between entities under common control. As a result of the notice of reassessment, the CRA has determined that the subsidiary owes approximately $6 million in federal tax and interest and approximately $5 million in provincial tax and interest. In order to appeal the reassessment, the subsidiary paid $8 million in September 2012 representing 50% of the amount owing from the federal reassessment and 100% of the amount owing from the provincial reassessment. At this stage, the Company believes the proposed reassessment is without merit and is challenging the reassessment. In February 2013 the Company filed an appeal with the Tax Court of Canada. The Company believes that it has adequately provided for the probable outcome in respect of this matter and as such no additional provision has been recorded in these financial statements during the period. There is no assurance, however, that the Company’s appeal will be successful and, if unsuccessful, the Company’s future financial results and tax expense could be adversely affected. The $8 million payment made in September 2012 has been recorded in other non-current assets, representative of the deposit on account.

The Company is subject to various other income tax audits by various authorities in respect of prior periods that could result in additional tax expense in future periods. While the outcome of such other outstanding audits and claims remains uncertain, it is expected that they will be resolved without a material impact to the Company’s financial position.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At June 30, 2014, the President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company, including its subsidiaries, was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Internal controls over financial reporting:

The President and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its President and Chief Financial Officer in a timely manner.

In addition, the President and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The President and Chief Financial Officer have been advised that the control framework the President and the Chief Financial Officer used to design the Company’s ICFR is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.